UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Fushi Copperweld, Inc.
(Name of Issuer)

Common Stock, Par Value $.006 Per Share
(Title of Class of Securities)

36113E107
(CUSIP Number)
Li Fu Wise Sun Investments Limited Xin Liu Yuyan Zhang TYG Center Tower B, Suite 2601 Dongsanhuan Bei Lu, Bing 2 Beijing, 100027 China (86) 10 8441 7777	Richard Yee Abax Global Capital (Hong Kong) Limited Two International Finance Centre Suite 6708, 8 Finance Street, Central Hong Kong (852) 3602 1815
With copies to:
Michael V. Gisser Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004 China (86) 10 6535-5599	Akiko Mikumo Weil, Gotshal & Manges 29/F, Alexandra House 18 Chater Road, Central Hong Kong (852) 3476 9088
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Li Fu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,837,223[1]
	8.	SHARED VOTING POWER 9,228,433[2]
	9.	SOLE DISPOSITIVE POWER 1,837,223[3]
	10.	SHARED DISPOSITIVE POWER 9,228,433
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,065,656[4]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%[5]
14.	TYPE OF REPORTING PERSON IN

1 This includes 30,500 options for shares of Common Stock.

2 This includes shares directly owned by Wise Sun and members of Mr. Fu’s family.

3 This includes 30,500 options for shares of Common Stock.

4This excludes shares beneficially owned by Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member, AGC, Abax HK and Mr. Yang.

5The percentage of beneficial ownership of each Reporting Person is based on 38,329,070 shares of Common Stock, which includes 38,298,570 shares of Common Stock issued and outstanding as of the date of this statement and 30,500 shares of Common Stock issuable to Mr. Fu upon exercise of certain stock options.

1

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Wise Sun Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,930,090
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,930,090
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,065,656[6]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14.	TYPE OF REPORTING PERSON CO

6This excludes shares beneficially owned by Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member, AGC, Abax HK and Mr. Yang.

2

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Xin Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,118,418
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,118,418
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,118,418[7]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14.	TYPE OF REPORTING PERSON IN

7 This excludes shares beneficially owned by Wise Sun, Ms. Zhang, Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member, AGC, Abax HK and Mr. Yang.

3

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Yuyan Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 179,925
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 179,925
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,925[8]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON IN

8 This excludes shares beneficially owned by Wise Sun, Ms. Liu, Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member, AGC, Abax HK and Mr. Yang.

4

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Lotus Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,050[9]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON CO

9 This excludes shares beneficially owned by Mr. Fu, Wise Sun, Ms. Liu and Ms. Zhang.

5

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Global Opportunities Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,050[10]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON CO

10 This excludes shares beneficially owned by Mr. Fu, Wise Sun, Ms. Liu and Ms. Zhang.

6

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Upland Fund, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,050[11]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON OO

11 This excludes shares beneficially owned by Mr. Fu, Wise Sun, Ms. Liu and Ms. Zhang.

7

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Arhat Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,050[12]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON CO

12 This excludes shares beneficially owned by Mr. Fu, Wise Sun, Ms. Liu and Ms. Zhang.

8

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Claremont Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,050[13]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON CO

13 This excludes shares beneficially owned by Mr. Fu, Wise Sun, Ms. Liu and Ms. Zhang.

9

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: AGC Asia 6 Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[14]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

14 This excludes shares beneficially owned by Mr. Fu, Wise Sun, Ms. Liu, Ms. Zhang, Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member, AGC, Abax HK and Mr. Yang.

10

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: AGC China Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[15]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

15 This excludes shares beneficially owned by Mr. Fu, Wise Sun, Ms. Liu, Ms. Zhang, Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member, AGC, Abax HK and Mr. Yang.

11

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Global Capital
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,050[16]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON CO

16 This excludes shares beneficially owned by Mr. Fu, Wise Sun, Ms. Liu and Ms. Zhang.

12

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Global Capital (Hong Kong) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,050[17]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON IN

17 This excludes shares beneficially owned by Mr. Fu, Wise Sun, Ms. Liu and Ms. Zhang.

13

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Xiang Dong Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,050[18]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON IN

18 This excludes shares beneficially owned by Mr. Fu, Wise Sun, Ms. Liu and Ms. Zhang.

14

This Schedule 13D/A (the “Schedule 13D/A”) is filed jointly by Li Fu (“Mr. Fu”), Wise Sun Investments Limited (“Wise Sun”), Xin Liu (“Ms. Liu”), Yuyan Zhang (“Ms. Zhang”), Abax Lotus Ltd. (“Abax Lotus”), Abax Global Opportunities Fund (“Global Fund”), Abax Upland Fund LLC (“Upland”), Abax Arhat Fund (“Arhat”), Abax Claremont Ltd. (“Upland Managing Member”), AGC Asia 6 Ltd. ("AGC Asia 6"), AGC China Ltd. (“AGC China”), Abax Global Capital (“AGC”), Abax Global Capital (Hong Kong) Limited, (“Abax HK”) and Xiang Dong Yang (“Mr. Yang”, together with Mr. Fu, Wise Sun, Ms. Liu, Ms. Zhang, Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member, AGC Asia 6, AGC China, AGC and Abax HK, the “Reporting Persons”). With respect to Mr. Fu and Wise Sun, this Schedule 13D/A represents Amendment No. 8 to the statement on Schedule 13D with respect to the Company filed jointly by Mr. Fu and Dalian Fushi Enterprises Group Company, Ltd. (“Fushi Group”) with the SEC on January 13, 2006 (the “Original 13D”), as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 jointly filed by Mr. Fu and Wise Sun with the SEC on February 10, 2009, November 4, 2010, March 1, 2011, November 21, 2011, November 21, 2011, December 5, 2011 and December 28, 2011, respectively. This Schedule 13D/A represents Amendment No. 6 to the statement on Schedule 13D with respect to the Company filed by the Abax Parties (as defined below) on November 4, 2010, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 filed by the Abax Parties with the SEC on March 1, 2011, November 21, 2011, November 21, 2011, December 5, 2011 and December 28, 2011, respectively. This Schedule 13D/A represents the initial statement on Schedule 13D filed by Ms. Liu and Ms. Zhang. Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member, AGC Asia 6, AGC China, AGC, Abax HK and Mr. Yang are collectively referred to as the “Abax Parties.”

Item 2.	Identity and Background

Item 2 is hereby supplemented as follows and with respect to the Abax Parties the following supersedes the information previously provided in Item 2(b)-(f):

(a)          This Schedule 13D/A is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.

(b)           Each of Ms. Liu’s and Ms. Zhang’s business address is TYG Center Tower B, Suite 2601, Dongsanhuan Bei Lu, Bing 2, Beijing, 100027 People’s Republic of China.

Each Abax Person’s (as defined below) and each Abax Party’s business address is Two International Finance Centre, Suite 6708, 67/F, 8 Finance Street, Central, Hong Kong.

(c)           Ms. Zhang is retired. Ms. Liu is a full-time housewife.

Global Fund is the sole shareholder of Abax Lotus. Arhat and Upland together hold 100% of Global Fund. AGC is the managing shareholder of Arhat and sole shareholder of Abax HK while Upland Managing Member is the managing member of Upland. Abax HK is the investment advisor to AGC and AGC is the investment manager to Arhat, Upland and Global Fund. Abax HK is also the investment advisor to AGC China and AGC China is the investment manager to AGC Asia 6. Abax Lotus and AGC Asia 6 are investment funds focused on Asian private and public investments with an emphasis on Greater China.

Mr. Yang is the ultimate controlling person of AGC and Upland Managing Member and may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by Abax Lotus. Mr. Yang is the ultimate controlling shareholder of Abax HK. Each of Global Fund, Upland, Arhat, Upland Managing Member, AGC Asia 6, AGC China, AGC, Abax HK and Mr. Yang disclaims beneficial ownership of such shares for all other purposes.

15

The name, title and present principal occupation or employment of each director and executive officer of the Abax Parties, each of whom is an “Abax Person” is set forth below:

For Abax HK, AGC China and AGC:

Name	Occupation/Position	Entity
Mr. Yang	Managing Partner, Chief Investment Officer and Director	Abax HK, AGC China and AGC
Mr. Frank Feng Qian	Director	Abax HK, AGC China and AGC
Mr. William Hoi Hin Chan	Partner	Abax HK, AGC China and AGC
Mr. John Lu Goh	Managing Director	Abax HK, AGC China and AGC
Mr. Richard Yee	Managing Director and General Counsel	Abax HK, AGC China and AGC

For Abax Lotus, Global Fund, Arhat and Upland Managing Member:

Name	Occupation/Position	Entity
Mr. Yang	Director	Abax Lotus, Global Fund, Arhat, Upland Managing Member
Mr. Frank Feng Qian	Director	Abax Lotus, Global Fund, Arhat, Upland Managing Member
Mr. Ron Silverton	Director	Abax Lotus, Global Fund, Arhat, Upland Managing Member
Mr. Christopher Chang	Director	Abax Lotus, Global Fund, Arhat, Upland Managing Member

For AGC Asia 6:

Name	Occupation/Position	Entity
Mr. Yang	Director	AGC Asia 6
Mr. Richard Yee	Director	AGC Asia 6

(d)           During the past five years, neither Ms. Liu nor Ms. Zhang has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Abax Parties nor, to the best of their knowledge, any of the Abax Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, neither Ms. Liu nor Ms. Zhang has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the past five years, none of the Abax Parties nor, to the best of their knowledge, any of the Abax Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

16

(f)             Ms. Liu and Ms. Zhang are citizens of the People’s Republic of China.

Abax Lotus is a Cayman Islands domiciled exempted company; Global Fund is a Cayman Islands domiciled exempted company; Upland is a Delaware limited liability company; Arhat is a Cayman Islands domiciled exempted company; Upland Managing Member is a Cayman Islands domiciled exempted company; AGC Asia 6 is a Cayman Islands domiciled exempted company; AGC China is a Cayman Islands domiciled exempted company; AGC is a Cayman Islands domiciled exempted company; Abax HK is a Hong Kong company; Mr. Yang is a citizen of Hong Kong; Mr. Frank Feng Qian is a citizen of the People’s Republic of China; Mr. William Hoi Hin Chan is a citizen of Hong Kong; Mr. John Lu Goh is a citizen of Singapore; Mr. Richard Yee is a citizen of the United States; Mr. Ron Silverton is a citizen of the United States; and Mr. Christopher Chang is a citizen of the United States.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

Pursuant to an agreement and plan of merger, dated as of June 28, 2012 (the “Merger Agreement”), by and among (i) Green Dynasty Limited, a Cayman Islands exempted company (“Parent”), (ii) Green Dynasty Acquisition, Inc., a Nevada corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), (iii) the Company and (iv) Green Dynasty Holdings Limited, a Cayman Islands exempted company (“Holdco”), subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 7.02, and is incorporated herein by reference in their entirety.

The Reporting Persons anticipate that the approximately 27,058,364 outstanding shares of Common Stock owned by shareholders of the Company other than the Rollover Stockholders (as defined below) (the “Publicly Held Shares”) will be entitled to receive an aggregate of approximately US$260 million. This amount includes (a) the estimated funds required by Reporting Persons to purchase the Publicly Held Shares and pay for the outstanding options to purchase Common Stock, and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained by the Reporting Persons pursuant to (i) a facility agreement, dated as of June 27, 2012 (the “Facility Agreement”), by and between Parent and China Development Bank Corporation Hong Kong Branch (“CDB”), (ii) an equity commitment letter, dated as of June 28, 2012 (the “Abax Equity Commitment Letter”), by and between Abax Lotus, AGC Asia 6 and Holdco, and (iii) an equity commitment letter, dated as of June 28, 2012 (the “Chairman Equity Commitment Letter”), by and between Mr. Fu and Holdco. Under the terms and subject to the conditions of the Facility Agreement, CDB will provide a term loan facility of up to $185 million to Parent. Under the terms and subject to the conditions of the Abax Commitment Letter, Abax Lotus and AGC Asia 6 will provide equity financing of $30 million to Holdco. The source of funds for such equity financing will come from the investors in such funds. Under the terms and subject to the conditions of the Chairman Equity Commitment Letter, Mr. Fu will provide equity financing of $45 million to Holdco. Such equity financing will come from Mr. Fu's personal funds. The information disclosed in this paragraph is qualified in its entirety by reference to the Facility Agreement, the Abax Equity Commitment Letter and the Chairman Equity Commitment Letter, copies of which have been filed as Exhibit 7.03, Exhibit 7.04 and Exhibit 7.05, respectively, and are incorporated herein by reference in their entirety.

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On June 28, 2012, Mr. Fu, Wise Sun, Ms. Liu, Ms. Zhang and Abax Lotus (the “Rollover Stockholders”) entered into a contribution agreement (the "Contribution Agreement") with Parent and Holdco. Pursuant to the Contribution Agreement, the Rollover Stockholders have agreed that, immediately prior to the effective time of the Merger, they will contribute to Parent an aggregate of 11,240,956 shares of Common Stock in exchange for the same number of shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution Agreement, a copy of which has been filed as Exhibit 7.06 and is incorporated herein by reference in its entirety.

Item 4 of this Schedule 13D/A is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

On June 28, 2012, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company as the surviving entity and a wholly-owned subsidiary of Parent. Under the terms of the Merger Agreement, each Publicly Held Share will be converted into the right to receive $9.50 in cash, without interest. The Merger is subject to the approval of the Company’s stockholders (including the approval of 60% of the outstanding shares of Common Stock not owned by the Rollover Stockholders, Holdco, Parent, Merger Sub, or any of their respective affiliates) and other customary closing conditions.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Shares. If the Merger is consummated, shares of Common Stock will no longer be traded on the NASDAQ Global Select Market and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by the Reporting Persons. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Rollover Stockholders, who together own approximately 29.4% of the outstanding shares of Common Stock, entered into a voting agreement, dated as of June 28, 2012 (the “Voting Agreement”) with Parent and the Company, pursuant to which the Rollover Stockholders have agreed (i) when a meeting of the stockholders of the Company is held, to appear at such meeting or otherwise cause their shares of Common Stock to be counted as present thereat for the purpose of establishing a quorum and (ii) to vote or cause to be voted at such meeting all their shares of Common Stock in favor of the approval of the Merger Agreement and approval of the other actions contemplated in the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which has been filed as Exhibit 7.07, and is incorporated herein by reference in its entirety.

Item 3 of this Schedule 13D/A is incorporated herein by reference.

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Other than as described in Item 3 and Item 4 above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date hereof, Mr. Fu directly holds 1,806,723 shares of Common Stock, plus 30,500 shares of Common Stock issuable to Mr. Fu upon exercise of certain stock options, together, approximately 4.8% of the outstanding Common Stock.

Mr. Fu is the holder of record of 100% of the equity interests of Wise Sun, which holds 7,930,090 shares of Common Stock, approximately 20.7% of the outstanding Common Stock. Mr. Fu has voting and dispositive control over the shares of the Company held by Wise Sun. Mr. Fu is thereby deemed to have beneficial ownership of such shares.

Ms. Liu is the holder of record of 1,118,418 shares of Common Stock and Ms. Zhang is the holder of 179,925 shares of Common Stock, which together represents approximately 3.4% of the outstanding Common Stock. Ms. Liu is the wife of Mr. Fu, and Ms. Zhang is the mother of Mr. Fu. Mr. Fu may be deemed to have beneficial ownership of the 1,118,418 shares of Common Stock held by Ms. Liu and the 179,925 shares of Common Stock held by Ms. Zhang by virtue of such family relationships. In addition, Mr. Fu may have voting and dispositive control over such shares held by Ms. Liu and Ms. Zhang, however, Mr. Fu disclaims such beneficial ownership.

As a result, Mr. Fu may be deemed the beneficial owner of 11,065,656 shares of Common Stock or approximately 28.9% of the outstanding Common Stock.

With respect to each Abax Party, the cover pages of this Schedule 13D are incorporated herein by reference as if set forth in their entirety.  As of the date hereof, Abax Lotus directly owns 205,050 shares of Common Stock, representing approximately 0.5% of the outstanding shares of Common Stock. Due to their control relationship over Abax Lotus, each of AGC, Upland Managing Member, Arhat, Upland and Global Fund may be deemed to beneficially own and have shared voting and dispositive power over the shares of Common Stock owned by Abax Lotus. Abax HK is the investment advisor to AGC, Arhat, Upland and Global Fund and therefore may be deemed to beneficially own and have shared voting and dispositive power over the shares of Common Stock owned by Abax Lotus. Due to Mr. Yang’s control relationship over all of these entities, he may therefore be deemed to beneficially own and have shared voting and dispositive power over the shares of Common Stock owned by Abax Lotus.

By virtue of their actions in respect of the Merger as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole; thus, the Reporting Persons may be deemed to beneficially own in the aggregate 11,270,706 shares of Common Stock, which represents approximately 29.4% of the outstanding Common Stock. Each of Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member, AGC Asia 6, AGC China, AGC, Abax HK and Mr. Yang disclaims any beneficial ownership of such shares held by Mr. Fu, Wise Sun, Ms. Liu and Ms. Zhang. Each of Mr. Fu, Wise Sun, Ms. Liu, Ms. Zhang, AGC Asia 6 and AGC China disclaims beneficial ownership of such shares held by Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member, AGC, Abax HK and Mr. Yang.

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(c) On June 28, 2012, Mr. Fu exercised his options and purchased 15,250 shares of Common Stock of the Company at the price of $4.95 per share.

Other than the transaction listed above, none of the Reporting Persons and no other person described in Item 2 hereof has effected any transactions relating to the Common Stock of the Company during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Item 6 is hereby supplemented as follows:

On June 28, 2012, Parent, Merger Sub, the Company and Holdco entered into the Merger Agreement. The descriptions of the Merger Agreement in Item 3 and Item 4 of this Schedule 13D/A are incorporated herein by reference. Concurrently with the execution of the Merger Agreement: (i) Parent and CDB entered into the Facility Agreement, (ii) Holdco, Abax Lotus and AGC Asia 6 entered into the Abax Equity Commitment Letter, (iii) Holdco and Mr. Fu entered into the Chairman Equity Commitment Letter, (iv) the Rollover Stockholders, Parent and Holdco entered into the Contribution Agreement, and (v) the Rollover Stockholders, Parent and the Company entered into the Voting Agreement.

The descriptions in Item 3 and Item 4 of this Schedule 13D/A of the agreements listed in this Item 6 are incorporated herein by reference. The summaries of certain provisions of such agreements in this statement on Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 7.02 through 7.07 and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D/A:

Exhibit 7.01 Joint Filing Agreement by and among the Reporting Persons, dated June 29, 2012.

Exhibit 7.02 Merger Agreement, by and among the Company, Holdco, Parent and Merger Sub, dated June 28, 2012.

Exhibit 7.03 Facility Agreement, by and between Parent and CDB, dated June 27, 2012

Exhibit 7.04 Abax Equity Commitment Letter, by and among Holdco, Abax Lotus and AGC Asia 6, dated June 28, 2012.

Exhibit 7.05 Chairman Equity Commitment Letter, by and between Holdco and Mr. Fu, dated June 28, 2012.

Exhibit 7.06 Contribution Agreement, by and among Holdco, Parent and the Rollover Stockholders, dated June 28, 2012.

Exhibit 7.07 Voting Agreement, by and among Company, Parent and the Rollover Stockholders, dated June 28, 2012.

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: June 29, 2012

LI FU

/s/ Li Fu
Name: Li Fu

WISE SUN INVESTMENTS LIMITED

By:	/s/ Li Fu
Name: Li Fu
Title: Director

XIN LIU

/s/ Xin Liu
Name: Xin Liu

YUYAN ZHANG

/s/ Yuyan Zhang
Name: Yuyan Zhang

ABAX LOTUS LTD.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL OPPORTUNITIES FUND

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX UPLAND FUND, LLC

By: ABAX CLAREMONT LTD. in its capacity as Managing Member

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX ARHAT FUND

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX CLAREMONT LTD.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

AGC ASIA 6 LTD.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

AGC CHINA LTD.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL (HONG KONG) LIMITED

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

XIANG DONG YANG

/s/ Xiang Dong Yang
Name: Xiang Dong Yang